Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

03037092

23 October 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 30 2003
WASH. D.C. 187 SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

p.p.

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dw 11/4

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Ernest Geoffrey Albers
Date of Last Disclosure by Director:	8 August 2003
Date of Change:	8 - 23 October 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separateiy for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	Attached
Number of Securities Acquired:	223,900 ordinary shares
Number of Securities Disposed:	1,786,945
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** Attached. **Non Beneficial:** Attached.
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	1,786,945 @ AUD5.8 cents each - received 131,937 @ AUD5.5 cents each - paid 53,106 @ AUD5.5 cents each - paid 38,857 @ AUD5.8 cents each - paid
Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	**Before Change**	**After Change**	**Date of Change**	**Price**
	No. of Shares	**No. of Shares**		
Ernest Geoffrey Albers	4,016,433	4,016,433		
Ernest Geoffrey Albers (as Trustee for EG & PJ Albers)	-	-		
Ernest Geoffrey Albers & Pamela Joy Albers	-	-		
BB Nominees Pty Ltd	1,870,260	2,094,160	21/10/03 22/10/03 23/10/03	AUD 5.5¢ AUD 5.8¢ AUD 5.8¢
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,250,000	1,250,000		
TOTAL	7,136,693	7,360,593		

Summary of Other Relevant Interests	**Before Change**	**After Change**	**Date of Change**	**Price**
	No. of Shares	**No. of Shares**		
Browse Petroleum Pty Ltd	1,786,945	-	8 - 23/10/03	AUD 5.8¢ each
Octanex NL	25,220,000	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	11,160,140		
Great Missenden Holdings Pty Ltd	2,405,214	2,405,214		
TOTAL	40,572,299	38,785,354		

TOTAL	47,708,992	46,145,947

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Ken Hoolihan
Date of Last Disclosure by Director:	3 July 2003
Date of Change:	21, 22 & 23 October 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	979,849 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	111,950 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 1,091,799 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	65,968 @ AUD5.5 cents each 21/10/03 26,553 @ AUD5.5 cents each 22/10/03 19,429 @ AUD5.8 cents each 23/10/03

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Richard Tweedie
Date of Last Disclosure by Director:	3 July 2003
Date of Change:	21, 22 & 23 October 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 979,848 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	111,950 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 1,091,798 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	65,968 @ AUD5.5 cents each - 21/10/03 26,553 @ AUD5.5 cents each - 22/10/03 19,429 @ AUD5.8 cents each - 23/10/03

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	**Cue Energy Resources Limited**
Name of Director:	Leon Musca
Date of Last Disclosure by Director:	3 July 2003
Date of Change:	21, 22 & 23 October 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 771,525 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Number of Securities Acquired:	111,950 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 883,475 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:**
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	65,968 @ AUD5.5 cents each - 21/10/03 26,553 @ AUD5.5 cents each - 22/10/03 19,429 @ AUD5.8 cents each - 23/10/03

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

Cue Energy Resources Limited
A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

23 October 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

- Andrew M Knox
Chief Financial Officer

Enc.

RELEASE

CUE ENERGY RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Cue Energy Resources Limited** ("the Company") will be held at the Registered Office of the Company, 2nd Floor, BDO House, 99-105 Customhouse Quay, Wellington, New Zealand on Friday 21st November 2003 commencing at 10 a.m. for the purpose of transacting the following items of business.

AGENDA

General Business

To consider, and if thought fit, pass the following Ordinary Resolutions:

1. **Directors Report**

   To receive and adopt the Directors Report and Financial Statements for the year ended 30 June 2003 and the Report of the Auditors thereon.

2. **Election of Directors**

   Mr L. Musca retires by rotation and being eligible, offers himself for re-election.

   Mr E.G. Albers retires by rotation and being eligible, offers himself for re-election.

   The meeting will be asked to consider and if thought fit, pass the following ordinary resolutions:

   2.1 "That Mr L. Musca be elected as a director of the Company".

   2.2 "That Mr E.G. Albers be elected as a director of the Company".

3. **Auditors**

   To authorise the Board to appoint auditors for the ensuing year following a tender process and to fix the auditor's remuneration.

By order of the Board
BDO Spicers
Secretary